UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 10, 2017

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

N/A

(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Lombard Medical House

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

+44-1235-750849

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Regulation FD Disclosure

Lombard Medical, Inc. (the “Company”) updated its corporate presentation (the “Corporate Presentation”). A copy of the Corporate Presentation is attached as Exhibit 99.1 to this Form 6-K, and is incorporated herein by reference.

The information in this Form 6-K, including the information set forth in Exhibit 99.1, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Financial Statements and Exhibits

See Exhibit Index

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: October 10, 2017	By:	/s/ Kurt Lemvigh
Kurt Lemvigh
Chief Executive Officer

[Signature Page to Form 6-K]

EXHIBIT INDEX

Exhibit	Description

99.1	Lombard Medical, Inc.’s corporate presentation